UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

OCTOBER 30, 2009

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Interim financial report for the period 1 January 2009 to 30 September 2009

29 October 2009

Novo Nordisk increased operating profit by 30% in the first nine months of 2009

•	Sales increased by 15% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 28% (24% in local currencies).
	o	Sales of NovoSeven® increased by 15% (11% in local currencies).
	o	Sales of Norditropin® increased by 15% (9% in local currencies).
	o	Sales in North America increased by 29% (17% in local currencies).
	o	Sales in International Operations increased by 18% (16% in local currencies).
•	Gross margin improved by 2.5 percentage points to 79.5% in the first nine months of 2009, primarily reflecting continued productivity improvements and a positive currency impact of around 1 percentage point.

•	Reported operating profit increased by 30% to DKK 11,714 million. Adjusted for the impact from currencies and non-recurring costs in 2008 related to the discontinuation of all pulmonary delivery projects, underlying operating profit increased by around 15%.

•	Net profit increased by 15% to DKK 8,445 million. Earnings per share (diluted) increased by 18% to DKK 13.90.
•	Novo Nordisk continues the constructive dialogue with the United States Food and Drug Administration (FDA) regarding the regulatory process for liraglutide. Formal feedback from the FDA regarding liraglutide, a once-daily human GLP-1 analogue, is still expected in the fourth quarter of 2009.

•	For 2009, expectations for growth in operating profit measured in local currencies are increased to around 15% and reported operating profit growth is now expected to be around 3 percentage points higher than the operating profit growth in local currencies.

Lars Rebien Sørensen, president and CEO, said: “The robust sales growth for our portfolio of modern insulins is the key driver of the solid business performance in the first nine months of 2009. The launch of Victoza® in Europe is progressing well and we are seeing strong in-market penetration in the first-wave launch countries, Germany, the United Kingdom and Denmark.”

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 1 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial highlights for the first nine months of 2009
The present unaudited interim financial report for the first nine months of 2009 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by IASB and endorsed by the EU. Furthermore the interim financial report has been prepared in accordance with the additional Danish disclosure requirements for interim reports of listed companies. See ‘Accounting policies’ in appendix 7 for further information.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			9M 2008
Profit and loss	9M 2009	9M 2008	to 9M 2009

Sales	38,016	32,970	15%

Gross profit	30,213	25,397	19%
Gross margin	79.5%	77.0%

Sales and distribution costs	11,183	9,308	20%
Percent of sales	29.4%	28.2%

Research and development costs	5,477	5,417	1%
– hereof discontinuation costs for pulmonary diabetes projects	-	325	-
Percent of sales	14.4%	16.4%
Percent of sales adjusted for pulmonary diabetes projects	14.4%	15.4%

Administrative expenses	2,038	1,886	8%
Percent of sales	5.4%	5.7%

Licence fees and other operating income (net)	199	213	(7%)

Operating profit	11,714	8,999	30%

Operating margin	30.8%	27.3%

Net financials	(718)	626	(215%)
Profit before tax	10,996	9,625	14%

Net profit	8,445	7,315	15%

Net profit margin	22.2%	22.2%

Other key numbers

Depreciation, amortisation and impairment losses	1,797	1,690	6%
Capital expenditure	1,696	990	71%

Cash flow from operating activities	11,795	9,659	22%
Free cash flow	9,930	8,594	16%

Total assets	52,589	48,990	7%
Equity	34,874	32,173	8%

Equity ratio	66.3%	65.7%

Average number of shares outstanding (million) – diluted	607.4	622.8	(2%)

Diluted earnings per share (in DKK)	13.90	11.74	18%

Full-time employees at the end of the period	28,497	26,360	8%

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 2 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments
Sales increased by 15% in Danish kroner and by 11% measured in local currencies. Growth was realised within both diabetes care and biopharmaceuticals; the primary growth contribution originated from the modern insulins and NovoSeven®.

	Sales	Growth		Growth		Share of
	9M 2009	as		in local		growth
	DKK	reported		currencies		in local
	million					currencies
The diabetes care segment
Modern insulins	15,757	28%		24%		82%
– NovoRapid®	7,178	29%		23%		36%
– NovoMix®	4,810	19%		17%		19%
– Levemir®	3,769	39%		35%		27%
Human insulins	8,630	(1%	)	(5%	)	(12%	)
Protein-related products	1,495	9%		5%		2%
Oral antidiabetic products	2,016	13%		7%		4%
Diabetes care – total	27,898	15%		11%		76%

The biopharmaceuticals segment
NovoSeven®	5,330	15%		11%		14%
Norditropin®	3,230	15%		9%		7%
Other products	1,558	12%		7%		3%
Biopharmaceuticals – total	10,118	15%		10%		24%

Total sales	38,016	15%		11%		100%

Sales development by regions
In the first nine months of 2009, sales growth was realised in all regions. North America was the main contributor with 51% share of growth measured in local currencies. International Operations and Europe contributed 29% and 19%, respectively, of the total sales growth.

Diabetes care
Sales of diabetes care products increased by 15% measured in Danish kroner to DKK 27,898 million and by 11% in local currencies compared with the first nine months of 2008.

Modern insulins, human insulins and protein-related products
In the first nine months of 2009, sales of modern insulins, human insulins and protein-related products increased by 16% in Danish kroner to DKK 25,882 million and by 11% measured in local currencies compared with the same period last year, driven by North America and International Operations. Novo Nordisk continues to be the global leader with 51% of the total insulin market and 45% of the modern insulin market, both measured by volume.

The portfolio of modern insulins is the main contributor to growth and sales increased by 28% in Danish kroner to DKK 15,757 million and by 24% in local currencies compared with the first nine months of 2008. All regions realised solid growth rates, with North America accounting for 52% of the growth followed by Europe and International Operations. Sales of modern insulins now constitute 65% of Novo Nordisk’s sales of insulin.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 3 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

North America
Sales in North America increased by 36% in Danish kroner and by 23% in local currencies in the first nine months of 2009, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 34% of the modern insulin market, both measured by volume. Currently, close to 40% of Novo Nordisk’s modern insulin volume in the US is being sold in FlexPen®.

Europe
Sales in Europe were largely unchanged measured in Danish kroner and increased by 4% in local currencies, reflecting continued progress for the portfolio of modern insulins but also declining human insulin sales. Novo Nordisk holds 54% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Victoza®, the first once-daily human GLP-1 analogue, has been launched in Germany, the United Kingdom and Denmark, as previously communicated. Launch activities are progressing well in these markets and in-market penetration is in line with best-in-class launches within diabetes care. In Germany, Victoza® has now obtained more than 1% of the total diabetes care market and more than 40% of the GLP-1 market, both measured in weekly value market shares.

International Operations
Sales within International Operations increased by 17% in Danish kroner and by 15% in local currencies. The main contributor to growth in the first nine months of 2009 was sales of modern insulins, primarily in China and Turkey. Furthermore, sales of human insulin, driven by China and India, continue to add to overall growth in the region. The device penetration in China is high with more than 90% of Novo Nordisk’s insulin volume sold in devices, primarily NovoPen®.

Japan & Oceania
Sales in Japan & Oceania increased by 18% measured in Danish kroner and decreased by 1% in local currencies. The sales development reflects sales growth for all three modern insulins, NovoRapid®, NovoRapid Mix® 30 and Levemir®, countered by pressure on the overall Novo Nordisk market share due to intense competition. Novo Nordisk holds 68% of the total insulin market in Japan and 60% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first nine months of 2009, sales of oral antidiabetic products increased by 13% in Danish kroner to DKK 2,016 million and by 7% in local currencies compared with the same period in 2008.

Biopharmaceuticals
In the first nine months of 2009, sales of biopharmaceutical products increased by 15% measured in Danish kroner to DKK 10,118 million and by 10% measured in local currencies compared with the first nine months of 2008.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 4 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

NovoSeven®
Sales of NovoSeven® increased by 15% in Danish kroner to DKK 5,330 million and by 11% in local currencies compared with the first nine months of 2008. Sales growth for NovoSeven® was primarily realised in Europe and International Operations. The sales growth for NovoSeven® primarily reflected increased sales within the congenital bleeding disorder segments as well as within acquired haemophilia. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Norditropin®
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 15% measured in Danish kroner to DKK 3,230 million and by 9% measured in local currencies compared with the first nine months of 2008. North America and Europe were the main contributors to growth measured in local currencies. Novo Nordisk is the second-largest company in the global growth hormone market with 23% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 12% in Danish kroner to DKK 1,558 million and by 7% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, countered by generic competition in the US for Activella® (Activelle® outside the US), Novo Nordisk’s continuous-combined HRT product. The low-dose version of Activelle® was launched in Europe in April 2009 and has been available in the US since 2007.

Development in gross margin and costs
The gross margin increased to 79.5% compared with 77.0% in the same period of 2008. This improvement reflects improved production efficiency, higher average selling prices in the US and a positive product mix effect. The gross margin was positively impacted by around 1 percentage point from a positive currency development, primarily the higher value of the US dollar and the Japanese yen versus the Danish krone compared with the first nine months of 2008.

In the first nine months of 2009, total non-production-related costs increased by 13% to DKK 18,698 million compared with the same period last year. Around one-third of the increase in non-production-related costs, or around 4 percentage points, reflects the higher value of key currencies versus the Danish krone in the first nine months of 2009 compared with the first nine months of 2008. The underlying development in non-production-related costs relates to the expanded sales force in especially the US, the UK, Germany, Japan and China countered by limited growth in research and development costs. The development in research and development costs primarily reflects the timing of phase 3 clinical trial programmes as well as the non-recurring costs of DKK 325 million in the first nine months of 2008 related to the discontinuation of pulmonary diabetes projects.

Net financials
Net financials showed a net expense of DKK 718 million in the first nine months of 2009 compared with a net income of DKK 626 million in the same period of 2008.

For the first nine months of 2009, the foreign exchange result was an expense of DKK 617 million compared with an income of DKK 671 million in the first nine months of 2008. This

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 5 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

development reflects losses on foreign exchange hedging of especially US dollars and Japanese yen primarily due to the appreciation of these currencies versus Danish kroner in the first six months of 2009 compared to the exchange rate level prevailing in 2008.

Included in net financials is the result from associated companies with an expense of DKK 53 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In the same period of 2008, the result from associated companies was an expense of DKK 128 million.

Outlook
The current expectations for 2009 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italic):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	29 October 2009	6 August 2009

Sales growth
- in local currencies	At the level of 10%	At the level of 10%
- as reported	Around 1.5 percentage	Around 2 percentage points
	points higher	higher

Operating profit growth
- in local currencies	Around 15%	12–14%
- as reported	Around 3 percentage points	Around 4 percentage points
	higher	higher

Net financial expense	Around DKK 750 million	Around DKK 900 million

Effective tax rate	Approximately 23%	Approximately 23%

Capital expenditure	Around DKK 2.5 billion	Around DKK 3.0 billion

Depreciation, amortisation and impairment losses	Around DKK 2.6 billion	Around DKK 2.6 billion

Free cash flow	At least DKK 11 billion	More than DKK 10 billion

Novo Nordisk still expects sales growth in 2009 at the level of 10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of continued intense competition. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 1.5 percentage points higher than the growth rate measured in local currencies.

For 2009, growth in operating profit is now expected to be around 15% measured in local currencies. The increased expectations primarily reflect further improvement of the gross margin and slightly lower expected research and development costs for 2009 due to timing of phase 3 clinical trial programmes. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 3 percentage points higher than the growth rate measured in local currencies.

For 2009, Novo Nordisk now expects a net financial expense of around DKK 750 million. The current expectation reflects significant foreign exchange hedging losses, primarily related to the US dollar and the Japanese yen.

The effective tax rate for 2009 is still expected to be around 23%.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 6 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Capital expenditure is now expected to be around DKK 2.5 billion in 2009, primarily reflecting timing of activities in relation to the new insulin formulation and filling plant in China. Expectations for depreciations, amortisation and impairment losses of around DKK 2.6 billion are unchanged, whereas free cash flow is expected to be at least DKK 11 billion, primarily reflecting the lower level of capital expenditure.

With regard to the financial outlook for 2010 it is Novo Nordisk’s intention to provide detailed guidance on expectations in connection with the full-year release of financial results for 2009 scheduled for 2 February 2010. At present, the preliminary plans for 2010 indicate 5–10% sales growth and more than 5% growth in operating profit, both measured in local currencies. Due to an expected negative currency impact following the recent significant depreciation of Novo Nordisk’s main invoicing currencies the reported sales growth for 2010 is expected to be around 3.5 percentage points lower than the growth measured in local currencies, whereas the reported operating profit growth is expected to be around 7 percentage points lower than the growth measured in local currencies. The preliminary plans reflect expectations for continued solid penetration of the portfolio of modern insulins, continued global roll-out of Victoza® and progress for key products within biopharmaceuticals. The preliminary plans also reflect expected generic competition for oral antidiabetic products, impact from a potential US healthcare reform, and a continued intense competition within both diabetes care and biopharmaceuticals.

All of the above expectations are based on the assumption that the global economic downturn will not significantly change the business environment for Novo Nordisk during the remainder of 2009 and in 2010. In addition, the above expectations are provided that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during the remaining part of 2009 and in 2010 (see appendix 6). Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 580 million	16
JPY	DKK 150 million	15
CNY	DKK 100 million	16*
GBP	DKK 80 million	12
CAD	DKK 40 million	7

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’ and at present it is expected that the significant negative currency impact on reported operating profit in 2010 will be offset by a similar significant foreign exchange hedging gain of approximately DKK 1 billion, again provided that key currency exchange rates remain at the current level versus the Danish krone during the remaining part of 2009 and in 2010.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 7 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Research and development update

Diabetes care
Novo Nordisk continues the constructive dialogue with the United States Food and Drug Administration (FDA) regarding the regulatory process for liraglutide. Formal feedback from the FDA regarding liraglutide, a once-daily human GLP-1 analogue, is still expected in the fourth quarter of 2009.

At the annual meeting of the European Association for the Study of Diabetes (EASD) held in Vienna, Austria, from 30 September to 2 October this year, Novo Nordisk presented results from a new meta-analysis on the safety of Novo Nordisk’s long-acting modern insulin Levemir®. The meta-analysis assessed the relative risk of a cancer diagnosis during clinical treatment with Levemir®. It covered a total of approximately 9,000 patients in 21 randomised, controlled trials and compared the incidence of cancer in patients treated with Levemir® to that of patients treated with either human insulin (NPH insulin) or insulin glargine. The studies comparing Levemir® to NPH insulin revealed that treatment with Levemir® was associated with a statistically significant lower incidence of cancer than with NPH insulin treatment (0.36 events per 100 patient years in the Levemir® group versus 0.92 events in the NPH insulin group; p<0.05). The meta-analysis has recently been published online in Diabetologia, the journal of the EASD.

During the annual meeting of the EASD, Novo Nordisk also presented new experimental studies on the molecular safety of Levemir® and other insulins. These studies assessed comparative IGF-1 and insulin receptor subtype binding, as well as the potential of the insulins to induce cell growth (mitogenicity). Regarding the balance between insulin receptor and IGF-1 receptor binding, Levemir® was found to possess a profile very similar to that of human insulin, and when mitogenicity was studied in a number of different cell lines, it was found that Levemir® exhibited a similar or lower mitogenicity than human insulin.

The new generation of insulins, SIBA and SIAC, have now both entered phase 3 clinical development with the trial programmes named BEGIN™ and BOOST™, respectively. The large trial programmes with around 10,000 patients in total are executed in a sequence of four waves. The first wave for both programmes has been initiated and the first trials have completed recruitment; the second wave is expected to be initiated during the fourth quarter of 2009. In the BEGIN™ programme the second wave consists of one trial comparing the use of SIBA once daily in two different regimens to insulin glargine once daily in insulin naïve type 2 diabetes patients. In the BOOST™ programme, the trial in the second wave will investigate intensified use of SIAC compared to treatment with NovoMix® 30 in people with type 2 diabetes previously treated with premixed insulin. The final two waves are expected to be initiated during the first half of 2010.

In Japan, NovoRapid Mix® 50 and NovoRapid Mix® 70 have recently been approved by the Ministry of Health, Labor and Welfare. Both products have been approved for the treatment of adult type 1 and type 2 diabetes patients. Novo Nordisk expects to launch both NovoRapid Mix® 50 and NovoRapid Mix® 70 in 2010 in Japan when reimbursement discussions are finalised.

The results of the ‘Treating to Target in Type 2 Diabetes’ (4-T) study conducted by the Diabetes Trials Unit at the Oxford Centre for Diabetes, Endocrinology and Metabolism were recently published in the New England Journal of Medicine. The study, which was supported by

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 8 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk and Diabetes UK, was a three-year randomised, controlled, multicentre trial, in which 708 patients with suboptimal HbA1c levels on metformin and sulphonylurea therapy were assigned to receive NovoMix® 30 (biphasic insulin aspart) twice daily, mealtime NovoRapid® (insulin aspart) three times daily, or Levemir® (insulin detemir) once daily. Among the outcome measures after three years were mean HbA1c, the proportion of patients with an HbA1c level of 7% or less, the rate of hypoglycaemia and weight gain. The design of the 4-T trial made it possible to report differences between three different initiation and intensification regimens, all with insulin analogues, over the longest randomised ‘treat-to-target’ comparison of insulin therapies yet published.

The 4-T study showed that at three years, the mean HbA1c level did not differ between groups. The proportion of patients achieving an HbA1c level of 7% or less was high, and similar in the NovoRapid® (67%) and Levemir® (63%) initiation groups, but somewhat lower in the NovoMix® (51%) group. In the NovoMix® group, however, fewer patients received intensification with a second insulin preparation during the three-year treatment period. The median numbers of hypoglycaemic events per patient per year were relatively low, but highest for the NovoRapid® initiation group: 1.7 for the Levemir®, 3.0 for NovoMix® and 5.5 for NovoRapid® initiation groups, and the mean weight gains were 3.6 kg, 5.7 kg and 6.4 kg respectively. Thus, the group initiated on once-daily Levemir® therapy statistically significantly experienced the lowest weight gain despite being intensified to a basal bolus therapy with NovoRapid®. More than 80% of randomised patients completed the three-year trial during which the rates of adverse events were similar among all groups. Overall, the 4-T study in type 2 diabetes has shown that initiation of insulin treatment with once-daily Levemir® or twice-daily NovoMix® 30, followed by intensification with NovoRapid® when needed, is well-tolerated and associated with similar, strong HbA1c lowering, in the presence of low levels of hypoglycaemia.

Biopharmaceuticals
In the area of haemophilia, and in line with previous communication, Novo Nordisk has initiated a phase 1 study with a long-acting rFIX derivative, a phase 1 study with a long-acting rFVIIa derivative for subcutaneous administration as well as a phase 2 study with a long-acting rFVIIa derivative for intravenous administration.

Novo Nordisk now expects to complete the ongoing phase 2 trial with NN1731 in the second quarter of 2010. NN1731 is a rFVIIa analogue designed to provide faster and more efficient haemostasis in haemophilia patients with inhibitors. The extended duration of the trial is due to a lower than anticipated number of bleeding events.

Novo Nordisk officially opened the new inflammation research centre based in Seattle, Washington, USA, in September this year. The research centre will leverage Novo Nordisk’s strong knowledge within the field of proteins in order to further build the company’s clinical pipeline of products for the treatment of chronic inflammatory diseases.

Equity
Total equity was DKK 34,874 million at the end of the first nine months of 2009, equal to 66.3% of total assets, compared with 65.2% at the end of 2008. Please refer to appendix 5 for further elaboration of changes in equity during the first nine months of 2009.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 9 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Treasury shares and share repurchase programme
As per 28 October 2009, Novo Nordisk A/S and its wholly-owned affiliates owned 29,264,308 of its own B shares, corresponding to 4.7% of the total share capital.

In 2009, Novo Nordisk repurchased 18,667,682 B shares equal to a cash value of DKK 5.5 billion. Novo Nordisk still expects to finalise the share repurchase programme of DKK 19.0 billion before the end of 2009 implying that Novo Nordisk expects to repurchase B shares equal to a cash value of around DKK 6.5 billion in 2009 in total. In the period from 2006 to 2008 Novo Nordisk repurchased B shares equal to a cash value of DKK 12.5 billion in total.

Sustainability issues update
CO2 emissions below 2004 baseline
In the run-up to the UN Climate Summit in Copenhagen in December, Novo Nordisk is well on its way to achieving the company’s climate strategy target: a 10% absolute reduction of CO2 emissions from production in the period 2004–2014. Growth in CO2 emissions has been gradually decoupled from business growth since 2004. In 2008, the emissions curve broke, and by mid-year 2009, emissions reached the level of the 2004 baseline year – 210,000 tons annually.

The energy-saving programme in production has resulted in a 25,000 tons reduction in CO2 emissions corresponding to a more than 10% reduction of the annual energy consumption since 2005. Half of the energy-saving projects implemented globally since 2007 are paid back within less than one year.

Since May 2007, energy savings in Denmark have been earmarked to purchase of electricity from the new offshore wind farm at Horns Rev, Denmark. More than 100 energy-saving projects have been implemented under this programme. A total saving of more than 30 million KWh has been achieved, which will secure a 100% green electricity supply once the offshore wind farm is in full operation in 2010. Switching to electricity from the wind farm will result in an annual CO2 reduction of 100,000 tons.

Legal issues update

US hormone therapy litigation
As of 28 October 2009, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 52 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Further 62 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, the first court trial is expected in the first quarter of 2010. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Financial calendar for 2010

2 February	Financial statement for 2009
4 February	PDF version of the Annual Report 2009 available on novonordisk.com

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 10 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

10 February	Deadline for the company’s receipt of shareholder proposals for the
Annual General Meeting 2010
18 February	Printed version of the Annual Report 2009
24 March	Annual General Meeting 2010
27 April	Financial statement for the first three months of 2010
5 August	Financial statement for the first six months of 2010
27 October	Financial statement for the first nine months of 2010

Conference call details
At 1.00 pm CET today, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page approximately one hour before.

Forward-looking statements

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2008 and Form 20-F, both filed with the SEC in February 2009, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
-	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and
-	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2009’, ‘Research and development update’, ‘Equity’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology,

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 11 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing Risks’ on pp 24–25 of the Annual Report 2008 available on the company’s website (novonordisk.com).

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 12 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management approved the interim financial report of Novo Nordisk A/S for the first nine months of 2009.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB) and endorsed by the EU. Furthermore, the interim financial report has been prepared in accordance with the additional Danish disclosure requirements for interim reports of listed companies. The interim financial report has not been audited or reviewed by the company’s auditors.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim financial report gives a true and fair view of the Group’s assets and liabilities as of 30 September 2009 and the results and cash flows for the first nine month of 2009. Furthermore, in our opinion, the interim financial report includes a fair view of the development and performance of the business and the financial position of the Group, as well as an overview of the material risks and uncertainties the Group faces.

Bagsværd 29 October 2009

Executive Management

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Johnny Henriksen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 13 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
E-mail: krop@novonordisk.com

In North America:
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
E-mail: secl@novonordisk.com	E-mail: hrmm@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 14 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

								% change
		2009			2008			Q3 2009 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2008

Sales	12,517	13,001	12,498	12,583	11,246	11,110	10,614	11%
Gross profit	9,832	10,391	9,990	10,047	8,640	8,556	8,201	14%
Gross margin	78.5%	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	3,502	3,837	3,844	3,558	3,155	3,178	2,975	11%
Percent of sales	28.0%	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	1,884	1,849	1,744	2,439	1,579	1,980	1,858	19%
- Hereof costs related to AERx ®*	-	-	-	-	50	(155)	(220)
Percent of sales	15.1%	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx ®* )	15.1%	14.2%	14.0%	19.4%	14.5%	16.4%	15.4%
Administrative expenses	666	693	679	749	633	626	627	5%
Percent of sales	5.3%	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	34	78	87	73	51	74	88	(33%	)
Operating profit	3,814	4,090	3,810	3,374	3,324	2,846	2,829	15%
Operating margin	30.5%	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Operating profit (excl AERx®*)	3,814	4,090	3,810	3,374	3,274	3,001	3,049	16%
Operating margin (excl AERx ®* )	30.5%	31.5%	30.5%	26.8%	29.1%	27.0%	28.7%
Share of profit/(loss) in associated companies	(7)	(11)	(35)	4	(58)	(3)	(67)	(88%	)
Financial income	9	166	142	(82)	306	429	474	(97%	)
Financial expenses	209	361	412	226	66	21	368	217%
Profit before income taxes	3,607	3,884	3,505	3,070	3,506	3,251	2,868	3%
Net profit	2,755	2,991	2,699	2,330	2,664	2,471	2,180	3%
Depreciation, amortisation and impairment losses	657	533	607	752	560	567	563	17%
Capital expenditure	726	557	413	764	448	328	214	62%
Cash flow from operating activities	5,039	2,608	4,148	3,204	3,673	2,916	3,070	37%
Free cash flow	4,242	2,062	3,626	2,421	3,210	2,589	2,795	32%
Equity	34,874	34,086	31,345	32,979	32,173	33,046	31,251	8%
Total assets	52,589	51,246	50,205	50,603	48,990	48,478	47,534	7%
Equity ratio	66.3%	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	28,497	27,998	27,429	26,575	26,360	26,060	25,765	8%
Basic earnings per share (in DKK)	4.62	4.96	4.44	3.82	4.34	3.99	3.51	6%
Diluted earnings per share (in DKK)	4.58	4.91	4.41	3.80	4.30	3.96	3.48	7%
Average number of shares outstanding (million)	596.4	603.1	607.4	609.3	614.2	618.6	620.9	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	601.4	607.9	612.7	614.4	618.6	623.5	626.3	(3%	)
Sales by business segments:
Modern insulins (insulin analogues)	5,353	5,414	4,990	5,028	4,365	4,103	3,821	23%
Human insulins	2,747	2,879	3,004	3,093	2,806	2,966	2,939	(2%	)
Protein-related sales	519	492	484	477	464	460	443	12%
Oral antidiabetic products (OAD)	650	675	691	602	671	478	640	(3%	)
Diabetes care total	9,269	9,460	9,169	9,200	8,306	8,007	7,843	12%
NovoSeven®	1,651	1,874	1,805	1,774	1,534	1,648	1,440	8%
Norditropin®	1,074	1,122	1,034	1,060	941	986	878	14%
Hormone replacement therapy	440	435	409	442	394	391	385	12%
Other products	83	110	81	107	71	78	68	17%
Biopharmaceuticals total	3,248	3,541	3,329	3,383	2,940	3,103	2,771	10%
Sales by geographic regions:
North America	4,527	4,710	4,532	4,478	3,759	3,467	3,450	20%
Europe	4,376	4,375	4,195	4,453	4,305	4,400	4,061	2%
International Operations	2,288	2,532	2,513	2,186	2,074	2,069	2,096	10%
Japan & Oceania	1,326	1,384	1,258	1,466	1,108	1,174	1,007	20%
Segment operating profit:
Diabetes care	2,286	2,333	2,171	2,424	1,963	1,510	1,672	16%
Diabetes care (excl AERx®*)	2,286	2,333	2,171	2,424	1,913	1,665	1,892	19%
Biopharmaceuticals	1,528	1,757	1,639	950	1,361	1,336	1,157	12%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 15 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Income Statement

	9M	9M	Q3	Q3
DKK million	2009	2008	2009	2008

Sales	38,016	32,970	12,517	11,246
Cost of goods sold	7,803	7,573	2,685	2,606

Gross profit	30,213	25,397	9,832	8,640

Sales and distribution costs	11,183	9,308	3,502	3,155
Research and development costs	5,477	5,417	1,884	1,579
- hereof costs related to AERx ® *	-	(325)	-	50
Administrative expenses	2,038	1,886	666	633
Licence fees and other operating income (net)	199	213	34	51

Operating profit	11,714	8,999	3,814	3,324
Operating profit (excl AERx ® *)	11,714	9,324	3,814	3,274

Share of profit/(loss) in associated companies	(53)	(128)	(7)	(58)
Financial income	317	1,209	9	306
Financial expenses	982	455	209	66

Profit before income taxes	10,996	9,625	3,607	3,506

Income taxes	2,551	2,310	852	842

NET PROFIT	8,445	7,315	2,755	2,664

Basic earnings per share (DKK)	14.02	11.84	4.62	4.34
Diluted earnings per share (DKK)	13.90	11.74	4.58	4.30

Segment Information

Segment sales:
Diabetes care	27,898	24,156	9,269	8,306
Biopharmaceuticals	10,118	8,814	3,248	2,940

Segment operating profit**):
Diabetes care	6,790	5,145	2,286	1,963
Operating margin	24.3%	21.3%	24.7%	23.6%
Biopharmaceuticals	4,924	3,854	1,528	1,361
Operating margin	48.7%	43.7%	47.0%	46.3%

Total segment operating profit	11,714	8,999	3,814	3,324

Statement of comprehensive income

Net profit for the period	8,445	7,315	2,755	2,664
Other comprehensive income:
Exchange rate adjustment of investments in subsidiaries	430	(120)	102	(244)
Novo Nordisk share of equity recognised by associated companies	8	23	(1)	9
Deferred (gain)/loss on cash flow hedges at the beginning of the year
recognised in the Income statement for the period	596	(533)	263	(52)
Fair value adjustments on financial instruments	775	(638)	221	(1,346)
Tax on fair value adjustments on financial instruments	3	2	2	2
Other adjustments	14	(50)	29	(123)
Tax on other adjustments	(47)	37	(16)	98

Other comprehensive income for the period, net of tax	1,779	(1,279)	600	(1,656)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,224	6,036	3,355	1,008

*) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Group financing (including financial expense and financial income) and income taxes are managed on a group basis and are not allocated to operating segments.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 16 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Statement of financial position

DKK million	30 Sep 2009	31 Dec 2008

ASSETS
Intangible assets	999	788
Property, plant and equipment	18,845	18,639
Investments in associated companies	163	222
Deferred income tax assets	1,388	1,696
Other financial assets	186	194

TOTAL NON-CURRENT ASSETS	21,581	21,539

Inventories	9,748	9,611
Trade receivables	6,893	6,581
Tax receivables	513	1,010
Other receivables	1,991	1,704
Marketable securities and financial derivatives	1,635	1,377
Cash at bank and in hand	10,228	8,781

TOTAL CURRENT ASSETS	31,008	29,064

TOTAL ASSETS	52,589	50,603

EQUITY AND LIABILITIES
Share capital	620	634
Treasury shares	(28)	(26)
Retained earnings	33,565	33,433
Other comprehensive (loss) / income	717	(1,062)

TOTAL EQUITY	34,874	32,979

Long-term debt	963	980
Deferred income tax liabilities	2,388	2,404
Provision for pensions	457	419
Other provisions	972	863

Total non-current liabilities	4,780	4,666

Short-term debt and financial derivatives	229	1,334
Trade payables	1,537	2,281
Tax payables	1,133	567
Other liabilities	7,078	5,853
Other provisions	2,958	2,923

Total current liabilities	12,935	12,958

TOTAL LIABILITIES	17,715	17,624

TOTAL EQUITY AND LIABILITIES	52,589	50,603

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 17 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows

DKK million	9M 2009	9M 2008

Net profit	8,445	7,315

Adjustment for non-cash items	4,811	4,783
Income taxes paid and net interest received	(985)	(1,169)

Cash flow before change in working capital	12,271	10,929

Net change in working capital	(476)	(1,270)

Cash flow from operating activities	11,795	9,659
Net investments in intangible assets and long-term financial assets	(187)	(245)
Capital expenditure for property, plant and equipment	(1,696)	(990)
Net change in marketable securities (maturity exceeding three months)	-	-
Received dividend	18	170

Net cash used in investing activities	(1,865)	(1,065)

Cash flow from financing activities	(8,515)	(6,172)

NET CASH FLOW	1,415	2,422

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	21	(4)

Net change in cash and cash equivalents	1,436	2,418

Cash and cash equivalents at the beginning of the year	8,726	4,617

Cash and cash equivalents at the end of the period	10,162	7,035

Bonds with original term to maturity exceeding three months	1,017	1,483
Undrawn committed credit facilities	7,444	7,461

FINANCIAL RESOURCES AT THE END OF THE PERIOD	18,623	15,979

Cash flow from operating activities	11,795	9,659
+ Net cash used in investing activities	(1,865)	(1,065)
- Net change in marketable securities (maturity exceeding three months)	-	-

FREE CASH FLOW	9,930	8,594

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 18 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Other adjust- ments	Total

9M 2009
Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the period			8,445	430	1,374	(25)	10,224
Dividends			(3,650)				(3,650)
Share-based payment			186				186
Reduction of the B share capital	(14)	14
Purchase of treasury shares		(17)	(4,948)				(4,965)
Sale of treasury shares		1	99				100

Balance at the end of the period	620	(28)	33,565	174	515	28	34,874

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

				Exchange	Deferred gain/
	Share	Treasury	Retained	rate	loss on cash	Other
DKK million	capital	shares	earnings	adjustments	flow hedges	adjustments	Total

9M 2008
Balance at the beginning of the period	647	(26)	30,661	209	678	13	32,182
Total comprehensive income for the period			7,315	(120)	(1,169)	10	6,036
Dividends			(2,795)				(2,795)
Share-based payment			119				119
Reduction of the B share capital	(13)	13
Purchase of treasury shares		(11)	(3,464)				(3,475)
Sale of treasury shares		1	105				106

Balance at the end of the period	634	(23)	31,941	89	(491)	23	32,173

At the end of the year proposed dividends (declared in 2008) of DKK 2,795 million (4.50 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 19 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Assumptions for key currencies

DKK per 100	2008 average	YTD 2009 average	Current exchange rate
	exchange rates	exchange rates as of	as of 26 October 2009
		26 October 2009

USD	509	543	496
JPY	4.96	5.75	5.39
GBP	938	838	810
CNY	73	79	73
CAD	479	468	469

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 20 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Accounting policies

The unaudited interim financial report for the first nine months of 2009 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by IASB and endorsed by the EU. Furthermore the interim financial report has been prepared in accordance with the additional Danish disclosure requirements for interim reports of listed companies.

The following standards relevant to Novo Nordisk have been adopted by the EU and were implemented with effective date 1 January 2009 as described in the Annual Report 2008:

•	IAS 1 (Revised) ‘Presentation of financial statements’.
•	IAS 23 (Amendment) ‘Borrowing costs’.
•	IFRS 2 (Amendment) ‘Share-based payment’.
•	IAS 28 (Amendment) ‘Investment in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Disclosure and Presentation’.
•	IAS 36 (Amendment) ‘Impairment of assets’.
•	IAS 38 (Amendment) ‘Intangible assets’.
•	IAS 19 (Amendment) ‘Employee benefits’.
•	Minor amendments to IFRS 7, IAS 1, IAS 8, IAS 10, IAS 18, IAS 34 and IAS 39.
•	IFRIC 16 ‘Hedges of net investment in a foreign operation’.

The adoption of these standards has not affected recognition and measurement in Novo Nordisk’s interim financial report for the first nine months of 2009. Except for the above-mentioned implemented standards, the interim financial report has been prepared using the same accounting policies as in the Annual Report 2008.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 21 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 8: Quarterly numbers in EUR/ Supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

								% change
		2009		2008				Q3 2009 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2008

Sales	1,681	1,746	1,677	1,688	1,508	1,489	1,424	11%
Gross profit	1,321	1,395	1,341	1,348	1,159	1,147	1,100	14%
Gross margin	78.5%	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	471	515	516	478	423	426	399	11%
Percent of sales	28.0%	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	253	248	234	327	211	266	249	19%
- Hereof costs related to AERx ®*	-	-	-	-	7	(20)	(30)
Percent of sales	15.1%	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx ®* )	15.1%	14.2%	14.0%	19.4%	14.4%	16.4%	15.4%
Administrative expenses	90	93	91	100	85	84	84	5%
Percent of sales	5.3%	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	5	10	12	10	7	10	12	(33%	)
Operating profit	512	549	512	453	446	381	380	15%
Operating margin	30.5%	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Operating profit (excl AERx®*)	512	549	512	453	439	401	410	16%
Operating margin (excl AERx ®* )	30.5%	31.5%	30.5%	26.8%	29.1%	27.0%	28.7%
Share of profit/(loss) in associated companies	(1)	(1)	(5)	2	(8)	0	(9)	(88%	)
Financial income	2	22	19	8	41	57	64	(97%	)
Financial expenses	28	49	55	50	9	3	49	217%
Profit before income taxes	485	521	471	413	470	436	385	3%
Net profit	370	402	362	313	357	332	292	3%
Depreciation, amortisation and impairment losses	88	72	81	101	75	76	76	17%
Capital expenditure	98	75	55	102	60	44	29	62%
Cash flow from operating activities	677	350	557	429	492	391	412	37%
Free cash flow	569	277	487	325	430	347	375	32%
Equity	4,685	4,577	4,208	4,426	4,312	4,431	4,191	8%
Total assets	7,064	6,881	6,741	6,792	6,566	6,500	6,375	7%
Equity ratio	66.3%	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	28,497	27,998	27,429	26,575	26,360	26,060	25,765	8%
Basic earnings per share (in EUR)	0.62	0.66	0.60	0.51	0.58	0.54	0.47	6%
Diluted earnings per share (in EUR)	0.62	0.66	0.59	0.51	0.57	0.53	0.47	7%
Average number of shares outstanding (million)	596.4	603.1	607.4	609.3	614.2	618.6	620.9	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	601.4	607.9	612.7	614.4	618.6	623.5	626.3	(3%	)
Sales by business segments:
Modern insulins (insulin analogues)	719	727	670	675	585	550	513	23%
Human insulins	369	387	403	415	376	398	394	(2%	)
Protein-related sales	70	66	65	64	62	62	59	12%
Oral antidiabetic products (OAD)	87	90	93	81	90	64	86	(3%	)
Diabetes care total	1,245	1,270	1,231	1,235	1,113	1,074	1,052	12%
NovoSeven®	222	252	242	238	206	221	193	8%
Norditropin®	144	150	139	142	126	132	118	14%
Hormone replacement therapy	59	58	55	59	53	52	52	12%
Other products	11	16	10	14	9	11	9	17%
Biopharmaceuticals total	436	476	446	453	394	416	372	10%
Sales by geographic regions:
North America	607	633	608	601	504	465	463	20%
Europe	588	587	563	597	577	590	545	2%
International Operations	308	340	337	293	278	278	281	10%
Japan & Oceania	178	186	169	197	149	157	135	20%
Segment operating profit:
Diabetes care	307	314	291	325	263	203	224	16%
Diabetes care (excl AERx®*)	307	314	291	325	256	223	254	19%
Biopharmaceuticals	205	235	221	127	183	179	155	12%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 63 / 2009 Interim financial report for the period 1 January 2009 to 30 September 2009	Page 22 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: OCTOBER 30, 2009	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer